Exhibit 99.1

Management’s Discussion and Analysis of

Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2026

(Expressed in United States Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (‘‘MD&A’’) is intended to help the reader understand Triple Flag Precious Metals Corp. (‘‘TF Precious Metals’’), its operations, financial performance and the present and anticipated future business environment. This MD&A, which has been prepared as of August 5, 2026, should be read in conjunction with the unaudited condensed interim consolidated financial statements of TF Precious Metals as at and for the three and six months ended June 30, 2026 (the “Interim Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements of TF Precious Metals as at December 31, 2025, and for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards. Certain notes to the Annual Financial Statements are specifically referred to in this MD&A. All amounts in this MD&A are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. In this MD&A, all references to ‘‘Triple Flag’’, the ‘‘Company’’, ‘‘we’’, ‘‘us’’ or ‘‘our’’ refer to TF Precious Metals together with its subsidiaries, on a consolidated basis.

This MD&A contains forward-looking information. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements were made, and are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors described in the ‘‘Risk Factors” section of the Company’s most recent annual information form available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, users should not place undue reliance on forward-looking information, which speaks only as of the date made. See ‘‘Forward-Looking Information’’ in this MD&A.

Company Overview

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure primarily to gold and silver, with underlying assets located predominantly from the Americas and Australia. Our mission is to be a preferred funding partner to mining companies throughout the commodity cycle by providing customized streaming and royalty financing.

Since inception, we have invested in and systematically developed a long-life, high-margin, top-tier diversified portfolio of streams and royalties providing exposure primarily to gold and silver. As at August 5, 2026, our portfolio is comprised of 242 assets, consisting of 17 streams and 225 royalties.

The following charts highlight our recent quarterly performance:

1.	Adjusted EBITDA and adjusted net earnings are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.

Asset Count[1]
Producing	36
Development & Exploration	206
Total	242
1.	Asset count as at August 5, 2026.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow organically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to grow the scale and enhance the quality of our portfolio of precious metals streams and royalties. We focus on ‘‘per share’’ metrics with the objective of pursuing accretive new investments while managing the capital structure to effectively compete for quality assets without incurring long-term financial leverage.

Market Overview

The market prices of gold and silver are primary drivers of our profitability and ability to generate operating cash flow per share.

The following table sets forth the average gold and silver prices, and the average exchange rate between the Canadian and U.S. dollars, for the periods indicated.

	Three months ended June 30		Six months ended June 30,
Average Metal Prices/Exchange rate	2026	2025	2026	2025
Gold (US$/oz)[1]	4,506	3,280	4,693	3,067
Silver (US$/oz)[2]	73.15	33.68	78.83	32.76
Exchange rate (US$/C$)[3]	1.3843	1.3841	1.3781	1.4094
1.	Based on the London Bullion Market Association (“LBMA”) PM fix.
2.	Based on the LBMA fix.
3.	Based on the Bank of Canada daily average exchange rate.

Gold

The market price of gold is subject to significant volatility over relatively short periods of time in response to a broad range of macroeconomic and geopolitical developments. Gold prices are particularly sensitive to movements in the U.S. dollar, real and nominal interest rate expectations, inflation trends, fiscal and monetary policy decisions, and to changes in central bank reserve management, including ongoing purchases and sales of gold. In addition, global and regional supply and demand conditions, shifts in investment flows and broader political and economic uncertainty can all influence the pricing environment for gold. The market price of gold remains a key driver of the performance of our gold stream and related interests and royalty portfolio.

During the three months ended June 30, 2026, the gold price experienced an increase in volatility relative to prior periods, transitioning from the record levels reached earlier in 2026 into lower price levels over the course of the quarter. This shift stood in contrast to the three months ended March 31, 2026, during which the gold price reached historically elevated levels. Gold prices came under increased pressure during the quarter reflecting, among other factors, the repricing of U.S. interest rate expectations and a strengthening of the U.S. dollar, which reduced the safe-haven demand for gold. Global economic and policy conditions continue to present uncertainty, and as a result, the gold price is expected to remain volatile. For the quarter ended June 30, 2026, the gold price ranged from approximately $4,002 to $4,871 per ounce, averaging approximately $4,506 per ounce, representing an increase of 37% compared to the same period in the prior year (average of approximately $3,280 per ounce for the three months ended June 30, 2025). Although average gold prices remained significantly above the prior year period, the rate of price appreciation moderated relative to the first quarter of 2026 as gold prices declined over the course of the second quarter. As at June 30, 2026, the gold price was $4,026 per ounce, highlighting the weakened pricing environment prevailing at the end of the second quarter compared to March 31, 2026.

Subsequent to quarter end, the gold price has largely remained at levels consistent with the price at June 30, 2026. While gold continues to be considered a safe-haven asset, continued geopolitical risk, including the unresolved nature of tensions in the Middle East, has been offset by the continued uncertainty regarding the outlook for fiscal and monetary policy. This downward pressure on safe-haven demand has been partially offset by continued purchases of gold by central banks as part of their reserve management strategies, together with elevated and volatile oil prices. These factors may continue to contribute to volatility in gold prices and could have a material impact, either positively or negatively, on the value of the Company’s stream and royalty interests and the related cash flows generated from these assets.

Silver

The market price of silver is also subject to significant volatility and reflects its unique role as both an industrial commodity and an investment asset. Unlike gold, a substantial portion of silver consumption is tied directly to manufacturing and technological applications, including electronics, photovoltaic solar panels, automotive, electrification and other industrial applications, as well as various specialty chemical and industrial processes. Silver prices are therefore influenced by trends in global industrial production and capital spending, alongside broader macroeconomic conditions, investor sentiment, currency movements and expectations for monetary policy and real interest rates. The performance of our silver stream and related interests and royalty portfolio is closely correlated with these dynamics in the silver market.

During the three months ended June 30, 2026, the silver price experienced pronounced volatility, giving back a significant portion of the gains achieved earlier in 2026. Demand for silver continued to be supported by structural growth in renewable energy and electrification‑related applications, with solar and broader energy‑transition technologies remaining important end markets. Supply growth remained constrained, reflecting a limited pipeline of new primary silver projects, the dependence of supply on by‑product output from other metals and disciplined capital allocation by producers. Notwithstanding these structural supports, the silver price came under pressure during the quarter reflecting, among other factors, a strengthening U.S. dollar and higher interest rate expectations, contributing to the decline in prices observed toward the end of the second quarter.

For the quarter, the silver price ranged from approximately $57.37 to $86.79 per ounce, averaging approximately $73.15 per ounce, representing an increase of approximately 117% compared to the same period in the prior year (average of approximately $33.68 per ounce for the three months ended June 30, 2025). As at June 30, 2026, the silver price was $58.80 per ounce, highlighting the weaker pricing environment prevailing at quarter end relative to March 31, 2026. The average silver price decreased during the three months ended June 30, 2026 compared to the prior quarter, reflecting the shift from the historically elevated pricing environment observed earlier in the year to more volatile, lower-trending conditions during the second quarter.

Subsequent to quarter end, the silver price has largely remained at levels consistent with the price at June 30, 2026, reflecting the ongoing interplay between shifting monetary policy expectations, currency movements and industrial demand fundamentals. Price performance has been influenced, in part, by the uncertainty of the geopolitical tensions, including in the Middle East, as well as continued uncertainty regarding the trajectory of global economic growth and monetary policy. Persistent structural tightness in the physical silver market, associated with continued growth in energy transition‑related demand, has continued to contribute to this backdrop. These elements, individually or in combination, may continue to drive elevated silver price volatility and could have a material impact, positive or negative, on the value and cash flows associated with our silver stream and related interests and royalty portfolio.

Currency Exchange Rates

We are subject to minimal currency fluctuations as the majority of our revenue and cost of sales are denominated in U.S. dollars, with the majority of general administration costs denominated in Canadian dollars. The Company monitors foreign currency risk as part of its risk management program. As at June 30, 2026, there were no hedging programs in place for non-U.S. denominated dollar expenses.

Financial and Operating Highlights

Three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025

	Three months ended June 30,		Six months ended June 30,
($ thousands except GEOs, per share metrics, and asset margin)	2026	2025	2026	2025
Financial measures:
Revenue	$129,211	$94,087	$276,204	$176,332
Gross Profit	88,246	62,336	194,132	112,270
Depletion	16,335	20,677	36,477	41,226
General Administration Costs	3,798	8,636	10,112	13,757
Net Earnings	156,300	55,736	273,229	101,257
Net Earnings per Share – basic and diluted	0.76	0.28	1.32	0.50
Operating Cash Flow	111,248	76,114	224,579	141,969
Operating Cash Flow per Share - basic	0.54	0.38	1.09	0.71
Operating Cash Flow per Share - diluted	0.54	0.38	1.08	0.71
GEOs	28,674	28,682	58,840	57,443

Non-IFRS measures[1]:
Adjusted Net Earnings	80,440	47,935	$173,147	$88,612
Adjusted Net Earnings per Share - basic and diluted	0.39	0.24	0.84	0.44
Adjusted EBITDA	117,184	76,166	245,754	146,862
Free Cash Flow	111,248	76,114	224,579	141,969
Asset Margin	94%	92%	93%	92%
1.	Adjusted net earnings, adjusted net earnings per share, adjusted EBITDA, free cash flow and asset margin as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
2.	Sum of quarters may not add up to the total for the six months ended June 30, 2026 due to rounding.

2026 Guidance

The following contains forward-looking information. Reference should be made to the “Forward-Looking Information” and “Technical and Third-Party Information” sections at the end of this MD&A.

During the second quarter of 2026, we increased our 2026 GEOs guidance to 100,000 to 110,000 from 95,000 to 105,000 GEOs. The increase was driven by strong year-to-date performance, the receipt of gold and silver deliveries on settlement of the dispute with Steppe, as well as the fixed gold deliveries to be received from Steppe in the second half of the year.

We now expect to achieve sales between the midpoint and high end of GEOs guidance for 2026.

Additionally, we now expect depletion expense in 2026 to range from $70 million to $80 million (from $65 million to $75 million), consistent with the increased GEOs guidance. Actual depletion expense in the first half of 2026 was $36.5 million.

Our 2026 outlook on stream and royalty interests is based on publicly available forecasts of the owners or operators of the underlying properties and/or operations on which we have stream and royalty interests. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators or use our own best estimate. We conduct our own independent analysis of this information to reflect our expectations based on an operator’s historical performance and track record of replenishing mineral reserves and their publicly disclosed guidance on future production, the conversion of mineral resources to mineral reserves, timing risk adjustments, drill results, our view on opportunities for mine plan optimization and other factors. We may also make allowances for the risk of uneven stream deliveries, timing differences in the deliveries under our streams or the payment of our royalties, and the attainment of public guidance ranges for our counterparties. Achievement of the GEOs and the other metrics set forth in the guidance above is subject to risks and uncertainties, including changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual GEOs and such other metrics for 2026 will be within the ranges set forth below. In addition, we may revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Key assumptions include:

●	The expected mine sequencing at Northparkes. High-grade gold production at the operation has transitioned from the E31 and E31N open pits to the E48 sub-level cave, which started production in the third quarter of 2025 and is expected to ramp up through 2026.
●	A step-down in the stream rate from 65% to 25% at Cerro Lindo starting in the second quarter, following the cumulative delivery of 19.5 million ounces of silver since we acquired the stream in 2016. This step-down in the stream rate at Cerro Lindo commenced with deliveries starting in April 2026.
●	The ramp-up of the Arcata silver and gold mine, which commenced production in the fourth quarter of 2025.

The following table reflects our full year updated 2026 guidance:

2026 Guidance
GEOs[1]	100,000 to 110,000 GEOs
Depletion[2]	$70 million to $80 million
General administration costs	$30 million to $32 million
Australian cash tax rate[3]	~25%
1.	A gold-to-silver price ratio assumption of 64x in the first quarter, 61x in the second quarter, 70x in the third and fourth quarter.
2.	The depletion guidance range has been updated to reflect the revised GEO production guidance and the corresponding impact on expected depletion expense.
3.	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests.

Portfolio of Streaming and Related Interests and Royalty Interests

The following tables present our revenue and GEOs sold by asset for the periods indicated. GEOs are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during that quarter. The gold price is determined based on the LBMA PM fix. For periods greater than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting period presented and to assist with the planning and forecasting of future operating results.

Three and six months ended June 30, 2026, compared to three and six months ended June 30, 2025

	Three months ended June 30,		Six months ended June 30,
Revenue ($000s)	2026	2025	2026	2025
Stream and related interests
Cerro Lindo	$22,036	$24,205	$61,279	$38,708
Northparkes	24,051	31,419	56,739	56,966
Altan Tsagaan Ovoo ("ATO")	17,746	—	17,746	2,690
Impala Bafokeng	10,465	4,587	17,226	9,346
Buriticá	10,117	3,577	17,111	7,169
Bonikro	4,599	2,813	17,071	6,448
El Mochito	5,545	—	10,795	91
Auramet	5,005	4,213	10,633	7,848
Agbaou	2,844	1,802	7,948	4,950
Gunnison	2,030	234	2,701	234
Other	1,004	2,152	2,335	4,045
	$105,442	$75,002	$221,584	$138,495
Royalty interests
Beta Hunt	$4,646	$4,760	$11,295	$9,402
Fosterville	3,203	2,532	6,632	5,494
Camino Rojo	2,316	2,089	4,654	4,042
Agbaou	2,091	1,399	4,357	3,052
Young-Davidson	1,707	2,136	4,212	3,835
Florida Canyon	1,823	1,798	3,976	3,337
Sunrise Dam	699	166	3,322	968
Kensington	1,269	914	3,012	1,831
Stawell	1,341	1,135	2,790	1,938
Henty	671	591	1,468	1,249
Eagle River Complex	615	476	1,423	943
Other	3,388	1,089	7,479	1,746
	$23,769	$19,085	$54,620	$37,837
Total Revenues	$129,211	$94,087	$276,204	$176,332

	Three months ended June 30,		Six months ended June 30,
Revenue ($000s)	2026	2025	2026	2025
Gold	$81,928	$63,333	$170,852	$126,085
Silver	44,371	30,520	100,732	50,013
Copper and other	2,912	234	4,620	234
Total	$129,211	$94,087	$276,204	$176,332

The following table reconciles Revenue with GEOs:

	2026
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30,
Revenue	129,211	146,993	276,204
Average gold price per ounce	4,506	4,873
GEOs[1]	28,674	30,166	58,840
1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

	2025
($ thousands, except average gold price and GEOs information)	Q2	Q1	Six months ended June 30,
Revenue	94,087	82,245	176,332
Average gold price per ounce	3,280	2,860
GEOs[1]	28,682	28,761	57,443

	Three months ended June 30,		Six months ended June 30,
GEOs (ounces)	2026	2025	2026	2025
Stream and related interests
Cerro Lindo	4,890	7,379	12,943	12,451
Northparkes	5,337	9,578	12,045	18,512
ATO	3,938	—	3,938	941
Impala Bafokeng	2,322	1,398	3,709	3,062
Buriticá	2,245	1,090	3,680	2,346
Bonikro	1,021	858	3,580	2,129
El Mochito	1,231	—	2,308	32
Auramet	1,111	1,284	2,266	2,555
Agbaou	631	549	1,678	1,650
Gunnison	450	71	588	71
Other	223	657	498	1,319
	23,399	22,864	47,233	45,068
Royalty interests
Beta Hunt	1,031	1,451	2,395	3,074
Fosterville	711	772	1,415	1,808
Camino Rojo	514	637	994	1,320
Agbaou	464	426	929	1,004
Young-Davidson	379	651	893	1,245
Florida Canyon	405	548	847	1,086
Sunrise Dam	155	51	693	331
Kensington	282	279	640	600
Stawell	298	346	595	627
Henty	149	180	313	410
Eagle River Complex	136	145	302	308
Other	751	332	1,591	562
	5,275	5,818	11,607	12,375
Total	28,674	28,682	58,840	57,443

	Three months ended June 30,		Six months ended June 30,
GEOs (ounces)	2026	2025	2026	2025
Gold	18,181	19,309	36,430	41,253
Silver	9,846	9,304	21,413	16,121
Copper and other	647	69	997	69
Total	28,674	28,682	58,840	57,443

For the three months ended June 30, 2026, we sold 28,674 GEOs, in line with 28,682 GEOs sold in the same period of the prior year. During the three months ended June 30, 2026, there were higher GEOs from the receipt of ounces from Steppe in settlement of all prepay and stream ounces in arrears and higher deliveries predominantly from El Mochito, Impala Bafokeng and Buriticá. This was offset by lower GEOs from Northparkes due to lower deliveries and a decrease in the stream rate at Cerro Lindo due to the step-down which became effective this quarter.

For the six months ended June 30, 2026, we sold 58,840 GEOs, an increase of 2% from 57,443 GEOs sold for the same period in the prior year. The increase was largely due to higher GEOs from the receipt of ounces from Steppe in settlement of all prepay and stream ounces in arrears and higher deliveries predominantly from El Mochito, Bonikro and Buriticá, partially offset by lower GEOs from Northparkes due to lower deliveries.

Key Developments

For the six months ended June 30, 2026 and June 30, 2025

Acquisition of 5.5% gold stream on the Ravenswood gold mine

On June 25, 2026, Triple Flag completed the acquisition of a 5.5% gold stream on the Ravenswood gold mine, operated by Ravenswood Gold Pty Ltd., for total cash consideration of $440 million. The stream rate is 5.5% until 194,200 ounces are delivered, then reduces to 3.75% until 253,000 ounces are delivered, then to 2.5% thereafter. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered, until 194,200 ounces are delivered and 20% thereafter. The Ravenswood stream covers all existing mining and exploration licenses at the Ravenswood mine, located in Queensland, Australia.

Steppe Gold Settlement on prepay and ATO gold and silver stream ounces

On June 11, 2026, Triple Flag entered into a Settlement Agreement with Steppe Investments Limited, Steppe Gold LLC and Steppe Gold Limited (“Steppe”) in respect of the outstanding amounts of gold and silver deliveries from the ATO mine in Mongolia under the Steppe Stream Agreement and outstanding ounces under the Steppe Prepaid Gold Interest Agreement (the “Settlement”). Under the Settlement, the Company received 1,650 ounces of gold in full satisfaction of the outstanding deliveries under the Steppe Prepaid Gold Interest Agreement, 1,946 ounces of gold and 15,618 ounces of silver, representing the full delivery of all arrears under the Steppe Stream Agreement, and 500 ounces of gold as a stream amendment fee. These ounces received under the Steppe Stream Agreement were recognized in inventory at cost comprising depletion of the stream interest.

Concurrent with the Settlement, Triple Flag and Steppe entered into an Amended and Restated Stream Agreement (“A&R Stream Agreement”) which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss. In addition, starting in Q1 2037, Triple Flag will also be entitled to receive delivery of gold equal to 1.5% of the previous quarter’s gold production from the ATO mine, subject to a maximum of 500 gold ounces per quarter. There are no ongoing payments associated with these gold deliveries and there are no step-down or buy-down provisions in this Settlement. As a result of the A&R Stream Agreement, the original stream was derecognized and a financial asset of $96.4 million was recognized as at June 30, 2026 with the corresponding gain on disposal of mineral interest of $79.5 million recognized during the quarter ended June 30, 2026.

Renewal and upsizing of the Revolving Credit Facility

On May 22, 2026, Triple Flag renewed and upsized its Credit Facility. Under the amended agreement, Triple Flag now has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.3 billion. The Credit Facility has a term of four years, maturing on May 22, 2030. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Acquisition of gross revenue (“GR”) royalties on the Gunnison Copper Project and Johnson Camp Mine

On March 30, 2026, Triple Flag acquired a 3% GR royalty from Greenstone Excelsior Holdings L.P. (“Greenstone”) on the Gunnison Copper Project in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $23.0 million. This royalty is in addition to the existing stream on the Gunnison Project and Triple Flag’s existing royalty on the Johnson Camp Mine.

On May 5, 2026, Triple Flag entered into an agreement (the “Gunnison Option Agreement”) with Gunnison and Altius Royalty Corporation (“Altius”) providing that, if Gunnison is the subject of a change of control on or before March 31, 2028, Gunnison will receive a single option to do all of the following: (a) reduce Triple Flag's 3% gross revenue royalty on the Gunnison Copper Project by 1% for a payment of $20.0 million; and (b) reduce Altius' 1.5% gross revenue royalty on the Gunnison Copper Project by 0.5% for a payment of $10.0 million; and (c) terminate Triple Flag’s expansion option for the stream on the Gunnison Copper Project for a payment of $35.0 million. Pursuant to the Gunnison Option Agreement, Triple Flag and Altius have a veto right on additional royalties, streams or similar burdens on the Gunnison Copper project.

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone on the Johnson Camp Mine in Arizona, United States, operated by Gunnison for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag owns on the Johnson Camp Mine.

Investment in the Northparkes E44 deposit

On February 10, 2026, Triple Flag and Evolution Mining Limited (“Evolution”), entered into an agreement whereby Triple Flag will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries from E44 to Triple Flag, totaling 45,052 ounces of gold and 446,200 ounces of silver. Under the terms of the agreement, Triple Flag will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 gold deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. Triple Flag’s existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 gold deposit. The transaction is expected to be funded on December 15, 2026.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco, which equates to an approximate 11% interest in Orogen Spinco. On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen.  These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. As at June 30, 2025, the fair value of the foreign exchange forward contracts was $1.8 million, resulting in a gain, net of tax, recognized in other comprehensive income for the three and six months ended June 30, 2025, of $1.3 million.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Operating Assets – Performance

Our business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality stream and related interests and royalty interests. Our chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Asset Performance — Streams and related assets (producing)

1.	Northparkes (Operator: Evolution)

Under the existing stream agreement, we receive 54% of payable gold until an aggregate of 630,000 ounces have been delivered and 27% of payable gold thereafter. We also receive 80% of payable silver until an aggregate of 9 million ounces of silver have been delivered, and 40% of payable silver thereafter for the remainder of the life of mine. Typically, deliveries under the stream may lag production by approximately two months. As at June 30, 2026, 103,930 ounces of gold and 1,381,293 ounces of silver had been delivered under the stream agreement since inception.

For the three months ended June 30, 2026, we sold 4,388 ounces of gold and 64,431 ounces of silver delivered under the agreement. This compares to 8,762 ounces of gold and 76,747 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 5,337 for the three months ended June 30, 2026, compared to GEOs of 9,578 for the same period in the prior year, representing a decrease of 44% period over period, driven by lower deliveries.

For the six months ended June 30, 2026, we sold 10,255 ounces of gold and 114,454 ounces of silver delivered under the agreement. This compares to 17,186 ounces of gold and 111,255 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 12,045 for the six months ended June 30, 2026, compared to GEOs of 18,512 for the same period in the prior year, representing a decrease of 35% period over period, driven by lower deliveries.

Gold production from the E48 sub-level cave is continuing its ramp-up through 2026.

Development of the E22 block cave is ongoing following the completion of the first cut in the first quarter of 2026, with surface works underway to enable twin access between the E48 and E22 orebodies, which will optimize access, ventilation and materials handling. Evolution continues to expect initial production from the E22 block cave by the end of its fiscal year 2030.

The study on the 10.0 million tonnes per annum (“Mtpa”) mill expansion at Northparkes is on track for completion by the end of Evolution’s fiscal year ending in June 2027. This study will also contemplate the mining of deposits such as MJH, Major Tom, E51, GRP, E48 Lift 2 and E26 Lift 3. The completion of this study is expected to drive reserve and resource growth at Northparkes.

On February 10, 2026, Triple Flag and Evolution entered into an agreement whereby the Company will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes; refer to the “Key Developments” section above for more details. A study on the development of E44 is expected to be completed by the end of June 2027.

2.	Cerro Lindo (Operator: Nexa Resources S.A. (“Nexa”))

Under the stream agreement with Nexa, we receive 65% of payable silver produced from the Cerro Lindo mine until 19.5 million ounces have been delivered and 25% thereafter. Typically, deliveries under the stream may lag production by up to four months. As at June 30, 2026, 19.7 million ounces of silver had been delivered under the stream agreement with Nexa since inception. The step-down in the stream rate at Cerro Lindo from 65% to 25% commenced with silver deliveries starting in April 2026.

For the three months ended June 30, 2026, we sold 300,592 ounces of silver delivered under the agreement, compared to 703,742 ounces of silver delivered for the same period in the prior year. GEOs sold were 4,890 for the three months ended June 30, 2026, compared to GEOs of 7,379 for the same period in the prior year due to lower deliveries as a result of the step-down in effect during the three months ended June 30, 2026, as compared to the prior period.

For the six months ended June 30, 2026, we sold 786,543 ounces of silver delivered under the agreement, compared to 1,167,265 ounces of silver delivered for the same period in the prior year. GEOs sold were 12,943 for the six months ended June 30, 2026, compared to GEOs of 12,451 for the same period in the prior year due to a lower gold-to-silver price ratio during the six months ended June 30, 2026, as compared to the prior period.

3.	Impala Bafokeng Operations (Operator: Impala Platinum Holdings Limited (“Implats”))

Under the stream agreement, we receive 70% of payable gold until 261,000 ounces are delivered and 42% of payable gold thereafter from the Impala Bafokeng Operations (“Impala Bafokeng”). Typically, deliveries under the stream may lag production by approximately five months. As at June 30, 2026, 43,414 ounces of gold had been delivered under the stream agreement since inception.

For the three months ended June 30, 2026, we sold 2,311 ounces of gold delivered under the stream agreement, compared to 1,376 ounces delivered and sold for the same period in the prior year. GEOs sold were 2,322 for the three months ended June 30, 2026, compared to GEOs of 1,398 for the same period in the prior year.

For the six months ended June 30, 2026, we sold 3,839 ounces of gold delivered under the stream agreement, compared to 3,039 ounces delivered and sold for the same period in the prior year. GEOs sold were 3,709 for the six months ended June 30, 2026, compared to GEOs of 3,062 for the same period in the prior year.

Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies.

4.	Buriticá (Operator: Zijin Gold International Company Limited (“Zijin”))

Under the stream agreement, we receive 100% of payable silver based on a fixed silver-to-gold ratio of 1.84 over the life of the asset and there is no step-down in stream rates. As at June 30, 2026, 2.7 million ounces of silver had been delivered under the stream agreement since inception.

For the three months ended June 30, 2026, we sold 161,476 ounces of silver delivered to the Company under the agreement, compared to 104,083 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 2,245 for the three months ended June 30, 2026, compared to GEOs of 1,090 for the same period in the prior year.

For the six months ended June 30, 2026, we sold 260,241 ounces of silver delivered to the Company under the agreement, compared to 215,465 ounces of silver delivered and sold for the same period in the prior year. GEOs sold were 3,680 for the six months ended June 30, 2026, compared to GEOs of 2,346 for the same period in the prior year.

Zijin continues to expect throughput at Buriticá to ramp up to 5,000 tpd in 2028 – a material increase from current throughput of 4,000 tpd and Triple Flag’s initial investment base case of 3,000 tpd. Zijin expects 2026 gold production at Buriticá of 9.2 tonnes (approximately 300,000 ounces of gold).

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

5.	Agbaou and Bonikro (Operator: Allied Gold Corp. (“Allied”))

Under the stream agreements, we receive 3% of payable gold on each of the Agbaou and Bonikro mines until an aggregate of 29,000 ounces and 39,300 ounces, respectively, have been delivered, and 2% of payable gold thereafter. As at June 30, 2026, 6,463 ounces and 9,846 ounces have been delivered under the Agbaou and Bonikro stream agreements, respectively, since inception.

We also own a separate 2.5% NSR royalty interest on all gold production from the Agbaou mine.

For the three months ended June 30, 2026, we sold 664 ounces of gold delivered under the Agbaou stream agreement and 1,048 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, 553 ounces of gold were delivered under the Agbaou stream agreement and 861 ounces of gold under the Bonikro stream agreement. GEOs sold were 631 and 1,021 under the Agbaou and Bonikro streams, respectively, for the three months ended June 30, 2026, compared to GEOs of 549 and 858 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 464 for the three months ended June 30, 2026, compared to GEOs of 426 for the same period in the prior year.

For the six months ended June 30, 2026, we sold 1,783 ounces of gold delivered under the Agbaou stream agreement and 3,668 ounces of gold delivered under the Bonikro stream agreement. In the prior year comparable period, 1,685 ounces of gold were delivered under the Agbaou stream agreement and 2,146 ounces of gold under the Bonikro stream agreement. GEOs sold were 1,678 and 3,580 under the Agbaou and Bonikro streams, respectively, for the six months ended June 30, 2026, compared to GEOs of 1,650 and 2,129 under the Agbaou and Bonikro streams, respectively, for the same period in the prior year. GEOs earned from the Agbaou royalty were 929 for the six months ended June 30, 2026, compared to GEOs of 1,004 for the same period in the prior year.

In June 2026, Allied released an updated life-of-mine plan for Bonikro, which has integrated mining from satellite deposits such as Oumé and Hiré. Bonikro’s reserve mine life now extends to 2036 with average annual production of over 120,000 ounces of gold per year. Studies are also underway to increase Bonikro milling capacity to 3.0 to 3.2 Mtpa to increase processing flexibility and support ongoing exploration success.

Separately, Allied disclosed in July 2026 that mineral reserves at Agbaou are expected to increase by more than 60% from year-end 2025, with the reserve mine life extended to 2030.

Allied's strategic target for its Côte d'Ivoire complex is 200,000 ounces of gold per year with a reserve mine life of at least ten years.

In July 2026, the previously announced arrangement between Allied and Zijin was terminated. Instead, Zijin has agreed to invest $295 million into Allied for an approximately 9% interest in the company.

Asset Performance — Royalties (Producing)

1.	Beta Hunt (Operator: Westgold Resources Limited (“Westgold”))

We own a 3.25% gross revenue return (“GRR”) and 1.5% NSR royalties on all gold production, as well as a 1.0% GRR and 0.5% NSR royalty on all nickel production, from the Beta Hunt mine, located in Australia.

GEOs earned were 1,031 for the three months ended June 30, 2026, compared to GEOs of 1,451 for the same period in the prior year. GEOs earned were 2,395 for the six months ended June 30, 2026, compared to GEOs of 3,074 for the same period in the prior year.

Westgold continues to advance the expansion project to achieve consistent underground mining rates at Beta Hunt of 2.0 Mtpa. The current mining rate is approximately 1.7 Mtpa. Following the installation of a new ventilation system, Westgold expects the 2.0 Mtpa target to be achieved by the end of calendar 2026.

Following the declaration of a maiden resource for the Fletcher Zone in 2025, which effectively doubled the previous Beta Hunt resource, substantial exploration and definition drilling to determine its potential scale is ongoing before its integration into a life-of-mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and is located 50 meters to the west. The Fletcher Zone is within Triple Flag’s royalty coverage area. The Western Flanks deposit is currently the primary source of gold ore for Beta Hunt. The maiden resource remains open at depth and represents exploration drilling from only approximately half of the known strike length.

In March 2026, Westgold approved an expansion of the Higginsville mill to a nameplate capacity of 2.6 Mtpa (from 1.6 Mtpa), which is expected to be completed during its fiscal year 2028. Notably, Westgold has assumed that the main Beta Hunt operation will provide 2.0 Mtpa of feed to Higginsville, with the remaining balance from the Fletcher Zone during Westgold’s fiscal year 2029. The 2.6 Mtpa expansion flowsheet has been engineered to support future potential growth to 4.0 Mtpa.

2.	Fosterville Gold Mine (Operator: Agnico Eagle Mines Limited (“Agnico Eagle"))

We own a 2% NSR royalty interest in Agnico Eagle’s Fosterville mine in Australia.

GEOs earned were 711 for the three months ended June 30, 2026, compared to GEOs of 772 for the same period in the prior year. GEOs earned were 1,415 for the six months ended June 30, 2026, compared to GEOs of 1,808 for the same period in the prior year.

In February 2026, Agnico Eagle released a three-year outlook for Fosterville. The operator expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2026 and 2027. Notably, annual production is expected to further increase to a new steady-state of 160,000 to 190,000 ounces in 2028 and remain at that level through the early 2030s, following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd in 2028.

During the second quarter of 2026, Agnico Eagle reported that work is ongoing to upgrade the grinding circuit at Fosterville, including the installation of a new BIOX tank.

3.	Camino Rojo (Operator: Orla Mining Ltd. (“Orla”))

We own a 2% NSR royalty interest on oxide material at Orla‘s Camino Rojo mine in Mexico.

GEOs earned were 514 for the three months ended June 30, 2026, compared to GEOs of 637 for the same period in the prior year. GEOs earned were 994 for the six months ended June 30, 2026, compared to GEOs of 1,320 for the same period in the prior year.

In May 2026, Orla and Equinox Gold Corp. announced an at-market, all-share merger. The combination closed in July 2026.

In June 2026, Orla reiterated its 2026 production guidance for Camino Rojo of 110,000 to 120,000 ounces of gold following an illegal work stoppage. This stoppage was related to bonus negotiations, which concluded with an approved agreement in late June.

4.	Young-Davidson Gold Mine (Operator: Alamos Gold Inc. (“Alamos”))

We own a 1.5% NSR royalty interest in Alamos’ Young-Davidson mine in Canada.

GEOs earned were 379 for the three months ended June 30, 2026, compared to GEOs of 651 for the same period in the prior year. GEOs earned were 893 for the six months ended June 30, 2026 compared to GEOs of 1,245 for the same period in the prior year.

In June 2026, Alamos Gold Inc. (“Alamos”) reported that Young-Davidson experienced two seismic events, one of which occurred at an active mining front. Damaged infrastructure has temporarily limited access to higher-grade stopes on the 9410 level that had been scheduled for mining in the second quarter and second half of the year. Alamos expects underground mining rates at Young-Davidson to average approximately 5,000 tonnes per day for the remainder of the year, with mining-sequence optimization and additional ground support planned for the second half of 2026 to support higher mining rates beyond 2026.

In July 2026, Alamos released updated 2026 gold production guidance for Young-Davidson of 100,000 to 115,000 ounces. Three-year guidance is expected to be released in early 2027.

Prepaid gold interests, investments and other

The following table summarizes prepaid gold interests, investments and other as at June 30, 2026, and December 31, 2025:

	As at	As at
($ thousands)	June 30, 2026	December 31, 2025

Steppe[1]	$96,372	$2,570
Auramet[2]	67,141	65,320
El Mochito[3]	19,108	23,125
Total prepaid gold interests and other	$182,621	$91,015
Investments[4]	19,889	17,421
Total prepaid gold interests, investments and other	$202,510	$108,436
1.	On June 11, 2026, Triple Flag and Steppe entered into the Settlement, resulting in the delivery in full of the remaining 1,650 gold prepay ounces in arrears. The Steppe prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. Upon receipt and sale, the asset was remeasured to fair value and derecognized concurrently. For further information on the Settlement, refer to the “Key Developments” section. Concurrent with the Settlement, Triple Flag and Steppe entered into the A&R Stream Agreement which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss. As a result of the A&R Stream Agreement, a financial asset of $96.4 million was recognized as at June 30, 2026.
2.	The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at June 30, 2026, 25,000 ounces of gold remains to be delivered under the contract. The Auramet prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
3.	The settlement agreement relating to the El Mochito mine in Honduras requires delivery of 500,000 ounces of silver in 20 equal monthly instalments of 25,000 ounces of silver to Triple Flag from December 2025 to July 2027. As at June 30, 2026, 325,000 ounces of silver remains to be delivered. The right to silver deliveries is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.
4.	Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of the private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available.

Financial Condition and Shareholders’ Equity Review

Summary Condensed Consolidated Balance Sheets

The following table presents summarized consolidated balance sheet information as at June 30, 2026, and December 31, 2025:

	As at	As at
($ thousands)	June 30, 2026	December 31, 2025
Cash and cash equivalents	$15,200	$71,284
Other current assets	105,669	81,513
Non‑current assets	2,450,648	1,960,681
Total assets	$2,571,517	$2,113,478

Current liabilities	$32,890	$38,947
Debt	235,000	—
Non‑current liabilities	21,917	29,314
Total liabilities	289,807	68,261
Total shareholders’ equity	2,281,710	2,045,217
Total liabilities and shareholders’ equity	$2,571,517	$2,113,478

Total assets were $2,571.5 million as at June 30, 2026, compared to $2,113.5 million as at December 31, 2025. Our asset base primarily consists of non-current assets such as mineral interests, which consist of our interests in streams and royalties. Our asset base also includes current assets, which generally includes cash and cash equivalents, receivables, metal inventory and investments. The increase in total assets from December 31, 2025 was largely driven by the acquisition of the Ravenswood gold stream mineral interest and the recognition of a financial asset for the fixed deliveries from Steppe under the A&R Stream Agreement, partially offset by the depletion of mineral interests and a decrease in cash used to partially fund the Ravenswood acquisition.

Total liabilities were $289.8 million as at June 30, 2026, compared to $68.3 million as at December 31, 2025. Total liabilities consist largely of debt on the Credit Facility drawdown, amounts payable and other liabilities, deferred tax liabilities and lease obligations. The increase during the six months ended June 30, 2026 is largely attributable to the net drawdowns under the Credit Facility. On May 22, 2026, the Credit Facility was renewed and upsized from $700 million to $1 billion, with the same additional uncommitted accordion of up to $300 million. During the six months ended June 30, 2026, the Company drew down $355 million to partially fund the acquisition of the Ravenswood gold stream mineral interest and made repayments of $120 million, leaving remaining debt of $235 million as at June 30, 2026. The remainder of the Credit Facility remains undrawn at June 30, 2026. For information about the Credit Facility, see “Liquidity and Capital Resources” below.

Total shareholders’ equity as at June 30, 2026, was $2,281.7 million, compared to $2,045.2 million as at December 31, 2025. The increase in shareholders’ equity from December 31, 2025 largely reflects net earnings generated during the period, partially offset by dividends paid and shares repurchased under the Company’s Normal Course Issuer Bid (“NCIB”).

Shareholders’ Equity

As at June 30, 2026	Number of shares
Common shares	206,003,031
As at December 31, 2025	Number of shares
Common shares	206,531,806
As at December 31, 2024	Number of shares
Common shares	201,211,843

Our common shares are listed on the Toronto Stock Exchange (“TSX’) in Canadian dollars and on the New York Stock Exchange (“NYSE”) in U.S. dollars, in each case under the symbol “TFPM”.

The NCIB was further renewed in November 2025. Daily repurchases on the TSX will be limited to a maximum of 43,278 common shares on the TSX, representing 25% of the average daily trading volume on the TSX of 173,115 common shares for the period from May 1, 2025, to October 31, 2025 (net of repurchases made by Triple Flag on the TSX during that time period), except where purchases are made in accordance with the “block purchase exception” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be canceled. Under the current NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026.

For the three and six months ended June 30, 2026, the Company purchased 609,100 and 635,559 (2025: nil and 488,600) of its common shares under the NCIB for $20.0 million and $21.0 million (2025: $nil and $8.0 million).

In connection with the NCIB, the Company established an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods.

As at August 5, 2026, 206,003,031 common shares are issued and outstanding, with stock options outstanding to purchase a total of 1,053,209 common shares.

For the three and six months ended June 30, 2026, Triple Flag declared and paid dividends totaling $11.8 million and $23.7 million (2025: $11.0 million and $22.1 million). For the six months ended June 30, 2026, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2025: nil).

Results of Operations Review

Condensed Interim Consolidated Statements of Income

The following table presents summarized condensed interim consolidated statements of income information for the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025:

	Three months ended June 30,		Six months ended June 30,
($ thousands except share and per share information)	2026	2025	2026	2025
Revenue	$129,211	$94,087	$276,204	$176,332
Cost of sales	(40,965)	(31,751)	(82,072)	(64,062)
Gross profit	88,246	62,336	194,132	112,270

General administration costs	(3,798)	(8,636)	(10,112)	(13,757)
Business development costs	(93)	(1,775)	(1,267)	(2,037)
Impairment reversal	—	2,500	—	2,500
Operating income	84,355	54,425	182,753	98,976

Increase (decrease) in fair value of investments, prepaid gold interests and other	(6,071)	6,916	26,062	12,533
Gain on disposal of mineral interests	79,459	—	79,459	—
Finance costs, net	(110)	(901)	(218)	(1,502)
Sustainability and other expenses	(243)	(120)	(384)	(165)
Other income	73,035	5,895	104,919	10,866
Earnings before income taxes	157,390	60,320	287,672	109,842
Income tax expense	(1,090)	(4,584)	(14,443)	(8,585)
Net earnings	$156,300	$55,736	$273,229	$101,257
Weighted average shares outstanding – basic	206,295,928	200,834,984	206,431,373	200,889,595
Weighted average shares outstanding – diluted	206,917,106	201,414,539	207,060,068	201,373,737
Earnings per share – basic and diluted	$0.76	$0.28	$1.32	$0.50

Three months ended June 30, 2026, compared to three months ended June 30, 2025

Revenue was $129.2 million, an increase of 37% from $94.1 million for the same period in the prior year. The increase was largely driven by $21.4 million in higher revenue due to higher gold prices, $33.1 million in higher revenue due to higher silver prices, partially offset by a $17.1 million decrease due to lower volume from stream and related interests and $2.4 million decrease due to lower volume from attributable royalty ounces. Lower volume from stream and related interests was driven by lower deliveries from Cerro Lindo and Northparkes, partially offset by higher deliveries from El Mochito, Impala Bafokeng, Buriticá and Gunnison, as well as deliveries from Steppe in settlement of arrears. Lower revenue from royalties was largely due to lower attributable royalty ounces from Beta Hunt and Young-Davidson, partially offset by higher attributable royalty ounces from Sunrise Dam.

The average market gold price and actual gold sales volume for our stream and related interests were $4,506 per ounce and 13,823 ounces, respectively, compared to $3,280 per ounce and 13,184 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $73.15 per ounce and 627,751 ounces, respectively, compared to $33.68 per ounce and 884,572 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream and related interests as well as the depletion expense for streams and royalties, both calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $41.0 million (including depletion) from stream and related interests and royalty interests, compared to $31.8 million (including depletion) from stream and related interests and royalty interests for the same period in the prior year. The increase in cost of sales was largely driven by non-cash cost of sales of $16.5 million compared to $3.5 million in the same period in the prior year. The increase in non-cash cost of sales was largely driven by metal sales from the El Mochito interest as well as the Steppe prepay gold ounces previously in arrears, 100% of which flow through as non-cash cost of sales, as well as higher metal prices. Excluding non-cash cost of sales from El Mochito and Steppe prepay gold ounces, cost of sales was relatively consistent period over period, as higher gold and silver prices were largely offset by a $4.4 million decrease in depletion, primarily due to lower sales volume in the current period.

Gross profit was $88.2 million, an increase of 42% from $62.3 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices and higher deliveries from El Mochito, Impala Bafokeng, Buriticá and Gunnison, as well as deliveries received as a result of the Steppe Settlement Agreement for all prepay and stream ounces in arrears. This was partially offset by lower stream deliveries from Cerro Lindo due to the step-down in the stream rate towards the beginning of this quarter, lower gross profit from the Northparkes stream due to lower deliveries, as well as lower attributable royalty ounces.

General administration costs were $3.8 million, compared to $8.6 million for the same period in the prior year. The decrease for the three months ended June 30, 2026 was largely driven by the mark to market impact on share-based compensation expense.

Business development costs were $0.1 million, compared to $1.8 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year, including the use of third-party service providers, net of costs capitalized and costs reimbursed from our counterparties. The decrease was primarily due to a higher proportion of business development costs being capitalized in the current period in relation to the acquisition of the Ravenswood gold stream.

Gain on disposal of mineral interests of $79.5 million compared to $nil for the same period in the prior year related to the gain on disposal of the ATO gold and silver stream. Refer to the “Key Developments” section for more detail.

The decrease in fair value of investments, prepaid gold interests and other for the three months ended June 30, 2026, was $6.1 million, compared to an increase of $6.9 million for the same period in the prior year. The decrease during the period was primarily related to a decrease in the fair value of our prepaid gold interests and other, which was driven by lower market gold and silver prices.

Finance costs, net were $0.1 million, compared to $0.9 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease was largely driven by interest income earned on cash balances, offset by finance costs for the three months ended June 30, 2026.

Income tax expense was $1.1 million, compared to $4.6 million for the same period in the prior year. The decrease in income tax expense was due to the sales mix combined with the decrease in mark to market impact on share-based compensation expense and prepaid gold interests and other.

Net earnings were $156.3 million, compared to $55.7 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, the gain on disposal of mineral interest and sale of the gold and silver ounces in arrears from Steppe. The increase was partially offset by lower volume from stream and related interests, lower attributable royalty ounces and mark to market decreases in the fair value of investments and prepaid gold interests.

Six months ended June 30, 2026, compared to six months ended June 30, 2025

Revenue was $276.2 million, an increase of 57% from $176.3 million for the same period in the prior year. The increase was largely driven by $66.4 million in higher revenue due to higher gold prices, $63.7 million in higher revenue due to higher silver prices, partially offset by a $23.8 million decrease due to lower volume from stream and related interests and $6.5 million decrease due to lower volume from attributable royalty ounces. Lower volume from stream and related interests was driven by lower deliveries from Cerro Lindo and Northparkes, partially offset by higher deliveries from El Mochito, Bonikro, Impala Bafokeng and Buriticá, as well as deliveries from Steppe in settlement of arrears. Lower revenue from royalties was largely due to lower attributable royalty ounces from Beta Hunt, Young-Davidson and Fosterville, partially offset by higher attributable royalty ounces from Sunrise Dam.

The average market gold price and actual gold sales volume for our stream and related interests were $4,693 per ounce and 26,407 ounces, respectively, compared to $3,067 per ounce and 28,607 ounces, respectively, in the prior year. The average market silver price and actual silver sales volume were $78.83 per ounce and 1,343,390 ounces, respectively, compared to $32.76 per ounce and 1,496,985 ounces, respectively, in the prior year.

Cost of sales primarily represented the price of metals acquired under our stream agreement and related interests as well as the depletion expense for streams and royalties, both of which are calculated based on units of metal sold or attributable royalty ounces received. Cost of sales was $82.1 million (including depletion) from stream and related interests and royalty interests, compared to $64.1 million (including depletion) from stream and related interests and royalty interests for the same period in the prior year. The increase in cost of sales was largely driven by non-cash cost of sales of $26.5 million for the six months ended June 30, 2026, compared to $9.2 million for the same period in the prior year. The increase in non-cash cost of sales was largely driven by metal sales from the El Mochito interest as well as the Steppe prepay gold ounces previously in arrears, 100% of which flow through as non-cash cost of sales, as well as higher metal prices. Excluding non-cash cost of sales from El Mochito and Steppe prepay gold ounces, cost of sales was relatively consistent period over period, as higher gold and silver prices were largely offset by a $4.7 million decrease in depletion, primarily due to lower sales volume in the current period.

Gross profit was $194.1 million, an increase of 73% from $112.3 million for the same period in the prior year. The increase was largely driven by higher gold and silver prices, combined with higher deliveries from El Mochito, Bonikro, Impala Bafokeng and Buriticá, as well as deliveries received as a result of the Steppe Settlement Agreement for all prepay and stream ounces in arrears. This was partially offset by lower deliveries from Cerro Lindo due to the step-down in the stream rate towards the beginning of the quarter, lower gross profit from the Northparkes stream due to lower deliveries, as well as lower attributable royalty ounces.

General administration costs were $10.1 million, compared to $13.8 million for the same period in the prior year. The decrease for the six months ended June 30, 2026 was largely driven by a decrease driven by the mark to market impact on share-based compensation expense.

Business development costs were $1.3 million, compared to $2.0 million for the same period in the prior year. Business development costs represent ongoing costs incurred throughout the year, including the use of third-party service providers, net of costs capitalized and costs reimbursed from our counterparties. The decrease was primarily due to a higher proportion of business development costs being capitalized in the current period in relation to the acquisition of the Ravenswood gold stream.

Gain on disposal of mineral interests of $79.5 million for the six months ended June 30, 2026 compared to $nil for the same period in the prior year related to the gain on disposal of the ATO gold and silver stream. Refer to the “Key Developments” section for more detail.

The increase in fair value of investments, prepaid gold interests and other for the six months ended June 30, 2026, was $26.1 million, compared to an increase of $12.5 million for the same period in the prior year. The increase related primarily to an increase in the fair value of our prepaid gold interests and other, which was driven by higher market gold and silver prices during the period as well as favourable mark to market adjustments on the Company’s equity investments.

Finance costs, net were $0.2 million, compared to $1.5 million for the same period in the prior year. The finance costs, net largely reflect interest charges and standby fees on the Credit Facility, net of interest earned on cash and loan balances. The decrease was largely driven by interest income earned on cash balances, offset by finance costs for the six months ended June 30, 2026.

Income tax expense was $14.4 million, compared to $8.6 million for the same period in the prior year. The increase in income tax expense was due to higher taxes driven by the increase in earnings as well as impact on earnings due to the current sales mix.

Net earnings were $273.2 million, compared to $101.3 million for the same period in the prior year. Net earnings were largely driven by higher gross profit across the portfolio, the gain on disposal of mineral interest, sale of the gold and silver ounces in arrears from Steppe and mark to market increases in the fair value of investments and prepaid gold interests. The increase was partially offset by lower volume from stream and related interests and lower attributable royalty ounces.

Condensed Interim Consolidated Statements of Cash Flows

The following table presents summarized consolidated statements of cash flow information for the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2026	2025	2026	2025
Operating cash flow before working capital and taxes	$117,437	$81,225	$248,110	$155,468
Income taxes paid	(4,249)	(4,544)	(8,123)	(6,514)
Operating cash flow before working capital	113,188	76,681	239,987	148,954
Change in working capital	(1,940)	(567)	(15,408)	(6,985)
Operating cash flow	111,248	76,114	224,579	141,969
Net Cash used in investing activities	(441,349)	(12)	(468,615)	(63,523)
Net Cash provided by (used in) financing activities	201,047	(13,125)	188,030	(32,960)
Effect of exchange rate changes on cash and cash equivalents	(65)	36	(78)	39
(Decrease) increase in cash during the period	(129,119)	63,013	(56,084)	45,525
Cash and cash equivalents at beginning of period	144,319	18,757	71,284	36,245
Cash and cash equivalents at end of period	$15,200	$81,770	$15,200	$81,770

Three months ended June 30, 2026, compared to three months ended June 30, 2025

Operating cash flow was $111.2 million for the period ended June 30, 2026 representing an increase of 46% from $76.1 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests driven by higher realized metal prices.

Net cash used in investing activities was $441.3 million, compared to $12 thousand for the same period in the prior year. Net cash used in investing activities for the three months ended June 30, 2026 largely consisted of the acquisition of the

Ravenswood gold stream for $441.3 million, which includes $1.3 million of transaction costs paid. Net cash used in investing activities for the three months ended June 30, 2025 consisted of the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine in Arizona, operated by Gunnison Copper Corp., for $4.0 million, partially offset by proceeds from the sale of equity investments of $1.5 million, as well as a $2.5 million recovery of loan receivables related to Elevation Gold.

Net cash provided by financing activities was $201.0 million, compared to net cash used in financing activities of $13.1 million for the same period in the prior year. Net cash provided by financing activities for the three months ended June 30, 2026 largely consisted of proceeds from the Credit Facility drawdown of $355.0 million, partially offset by the repayment of debt on the Credit Facility of $120.0 million, dividend payments of $11.8 million and shares purchased under the NCIB of $20.0 million. Net cash used in financing activities for the three months ended June 30, 2025 largely consisted of dividend payments of $11.0 million, debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million, and interest payments of $0.5 million.

Six months ended June 30, 2026, compared to six months ended June 30, 2025

Operating cash flow was $224.6 million for the period ended June 30, 2026 representing an increase of 58% from $142.0 million for the same period in the prior year. The increase was largely driven by higher cash flows from streams, royalties and related interests driven by higher realized metal prices.

Net cash used in investing activities was $468.6 million, compared to $63.5 million for the same period in the prior year. Net cash used in investing activities for the six months ended June 30, 2026 largely consisted of the acquisition of the Ravenswood gold stream for $441.3 million, which includes $1.3 million of transaction costs paid. Net cash used in investing activities for the six months ended June 30, 2025 consisted of the acquisition of the Sierra Sun Streams for $35.0 million, the acquisition of the Tres Quebradas lithium royalty for $28.0 million, and the acquisition of an additional 1.5% GR royalty on the Johnson Camp Mine for $4.0 million, partially offset by proceeds from the sale of equity investments of $1.5 million, as well as a $2.5 million recovery of loan receivables related to Elevation Gold.

Net cash provided by financing activities was $188.0 million, compared to net cash used in financing activities of $33.0 million for the same period in the prior year. Net cash provided by financing activities for the six months ended June 30, 2026 largely consisted of proceeds from the Credit Facility drawdown of $355.0 million, partially offset by the repayment of debt on the Credit Facility of $120.0 million, dividend payments of $23.7 million and shares purchased under the NCIB of $21.0 million. Net cash used in financing activities for the six months ended June 30, 2025 largely consisted of dividend payments of $22.1 million, shares purchased under the NCIB of $8.0 million, debt issuance costs associated with the renewal and upsizing of our Credit Facility of $1.6 million and interest payments of $1.1 million.

Liquidity and Capital Resources

As at June 30, 2026, our cash and cash equivalents were $15.2 million, compared to $71.3 million as at December 31, 2025. Significant variations in the liquidity and capital resources during the period are explained in the ‘‘Condensed Interim Consolidated Statements of Cash Flows’’ section of this MD&A.

Our primary uses of capital are to finance operations, acquire new stream and royalty assets, and for general working capital and payment of dividends. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to achieve our acquisition growth strategy, finance working capital requirements and provide returns to our shareholders. The timing of metal sales from inventory from our stream and related interests is based on commercial considerations, including our assessment of market conditions and our financial requirements. We believe our cash on hand, estimated cash flow from royalties and the sales of metal will be sufficient to fund our anticipated operating cash requirements, payment of dividends and share repurchases under the NCIB for the next 12 months and beyond.

Credit Facility

On May 22, 2026, the Company renewed and upsized its Credit Facility. Under the amended agreement, the Company has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.3 billion. The Credit Facility has a term of four years, maturing on May 22, 2030. As at June 30, 2026, the debt balance on the Credit Facility was $235.0 million ($nil).

Finance costs relating to the Credit Facility for the three months and six months ended June 30, 2026, were $1.2 million and $1.8 million, respectively (2025: $1.1 million and $1.9 million), including interest charges and standby fees.

The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratio. As at June 30, 2026, all such ratios and requirements were met. The Credit Facility is used for general corporate purposes and investments in the mineral industry, including the acquisition of stream and related interests and royalty assets.

Quarterly Information1, 2

	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial measures:
Cash and cash equivalents	15,200	144,319	71,284	8,914	81,770	18,757	36,245	23,602
Total assets	2,571,517	2,218,555	2,113,478	2,046,309	1,848,480	1,794,055	1,769,979	1,773,227
Revenue	129,211	146,993	118,916	93,456	94,087	82,245	74,213	73,669
Net earnings	156,300	116,929	76,832	61,916	55,736	45,521	41,280	29,649
Earnings per share - basic	0.76	0.57	0.37	0.30	0.28	0.23	0.20	0.15
Earnings per share - diluted	0.76	0.56	0.37	0.30	0.28	0.23	0.20	0.15
Operating cash flow	111,248	113,331	89,497	81,366	76,114	65,854	63,473	61,798
Operating cash flow per share	0.54	0.55	0.43	0.39	0.38	0.33	0.32	0.31
GEOs	28,674	30,166	28,757	27,037	28,682	28,761	27,864	29,773

Non-IFRS measures[3]:
Adjusted Net Earnings	80,440	92,707	67,561	49,292	47,935	40,677	36,252	28,327
Adjusted Net Earnings per share	0.39	0.45	0.33	0.24	0.24	0.20	0.18	0.14
Adjusted EBITDA	117,184	128,570	101,000	78,509	76,166	70,694	62,980	61,702

Average gold price[4]	4,506	4,873	4,135	3,457	3,280	2,860	2,663	2,474
Average silver price[5]	73.15	84.33	54.73	39.40	33.68	31.88	31.38	29.43
1.	All amounts in thousands of U.S. dollars except for GEOs, per share information, and average gold and silver price.
2.	Sum of all the quarters may not add up to the annual total due to rounding.
3.	Adjusted net earnings, adjusted net earnings per share and adjusted EBITDA as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of adjusted net earnings, adjusted net earnings per share and adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-IFRS Financial Performance Measures’’ in this MD&A.
4.	Based on the LBMA PM fix.
5.	Based on the LBMA fix.

In the second quarter of 2026, we acquired Ravenswood gold stream for $440 million and also divested the ATO gold and silver stream, recognizing a gain of $79.5 million. Also in the second quarter, the Cerro Lindo silver stream step-down became effective subsequent to the cumulative delivery of 19.5 million ounces of silver since inception.

In the first quarter of 2026, we achieved record revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo and Bonikro. We also entered into an agreement to fund $84.3 million into the development of the high-grade E44 gold open pit at Northparkes and we acquired the Gunnison 3% GR Royalty for $23.0 million.

In the fourth quarter of 2025, we divested the El Mochito silver stream, recognizing a gain of $5.4 million. In the third quarter of 2025, we completed the acquisition of Orogen and its 1.0% NSR royalty on the Arthur gold project in Nevada and acquired a portfolio of royalties on the Minera Florida gold mine in Chile. In the second quarter of 2025, we acquired an additional 1.5% GR on the Johnson Camp Mine. In the first quarter of 2025, we completed the acquisition of the 0.5% GR Tres Quebradas lithium royalty and the Sierra Sun Streams.

In the fourth quarter of 2024, we achieved significant growth in revenue and operating cash flows driven by higher metal prices and higher deliveries from Cerro Lindo, Northparkes and Buriticá. In the third quarter of 2024, we completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines, as well as the acquisition of an additional royalty on the Tamarack project.

Commitments and Contingencies

From time to time, we are and may be involved in disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations. We record a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. We are not currently involved in any material legal proceedings.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. As of June 30, 2026, we had significant commitments to make per ounce cash payments for precious metals and copper pursuant to the terms of the metals purchase and sale agreements and prepaid interests, as detailed in the following tables:

				Attributable
				volume	Per unit
Mineral interest	Commodity	Inception date	Unit	purchased	cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016	Ounce	25%[1]	10% of monthly average	Life of mine
Gunnison	Copper	Oct. 30, 2018	Pound	16.5%[2]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019	Ounce	100%[3]	5% of spot	Life of mine
Impala Bafokeng	Gold	Jan. 23, 2020	Ounce	70%[4]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020	Ounce	54%[5]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020	Ounce	80%[5]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	Ounce	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	Ounce	100%	Lesser of $650 and spot	Life of mine
Agbaou	Gold	Aug. 14, 2024	Ounce	3%[6]	10% of spot	Life of mine
Bonikro	Gold	Aug. 14, 2024	Ounce	3%[7]	10% of spot	Life of mine
Arcata and Azuca	Gold	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Arcata and Azuca	Silver	Feb. 27, 2025	Ounce	5%	10% of spot	Life of mine
Northparkes E44	Gold	Feb. 10, 2026	Ounce	20%	10% of spot	Life of mine
Northparkes E44	Silver	Feb. 10, 2026	Ounce	30%	10% of spot	Life of mine
Ravenswood	Gold	Jun. 25, 2026	Ounce	5.5%[8]	10% of spot[9]	Life of mine

1.	Stream rate step-down to 25% during the second quarter of 2026 subsequent to the delivery of 19.5 million ounces.
2.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison mine’s production capacity increases. We have the option to increase our stream participation percentage by paying an additional deposit of an amount up to $65 million.
3.	Streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
4.	70% of the payable gold until 261,000 ounces have been delivered and 42% thereafter.
5.	54% of the payable gold produced from the Northparkes mine, except for the E44 Gold Deposit, until 630,000 ounces have been delivered and 27% thereafter; 80% of payable silver produced from the Northparkes mine, except for the E44 Gold Deposit, until 9 million ounces have been delivered and 40% thereafter.
6.	3% of payable gold until 29,000 ounces have been delivered and 2% thereafter.
7.	3% of payable gold until 39,300 ounces have been delivered and 2% thereafter.
8.	5.5% of payable gold until 194,200 ounces are delivered, then reduces to 3.75% until 253,000 ounces are delivered, then to 2.5% thereafter.
9.	Ongoing payments of 10% of spot gold price until 194,200 ounces have been delivered and 20% of the spot gold price thereafter.

Attributable
				volume	Per unit
Prepaid and other interests	Commodity	Inception date	Unit	purchased	cash payment	Term
Auramet	Gold	Jan. 19, 2023	Ounce	1,250 per quarter	16% of spot	Commercial condition milestones[1]
El Mochito	Silver	Oct. 30, 2025	Ounce	25,000 per month	None	July 1, 2027
ATO	Gold	Jun. 11, 2026	Ounce	34,770[2]	None	November 15, 2036
1.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.
2.	Fixed deliveries of: Q3 2026 to Q4 2026: 1,250 ounces per quarter; Q1 2027 to Q4 2027: 1,601.25 ounces per quarter; Q1 2028 to Q4 2028: 976.25 ounces per quarter; Q1 2029 to Q4 2031: 915 ounces per quarter; Q1 2032 to Q4 2033: 686.25 ounces per quarter; Q1 2034 to Q4 2036: 457.50 ounces per quarter.

Investments in Stream and Royalty Interests

As of June 30, 2026, we had commitments related to the acquisition of streams and royalties as detailed in the following table:

Company	Project (Asset)		Triggering Event
Centerra Gold Inc.[1]	Kemess	$10 million	Positive construction decision
		$10 million	1st anniversary of positive construction decision
		$12.5 million	2nd anniversary of positive construction decision
		$12.5 million	3rd anniversary of positive construction decision
Silvercorp Metals[2]	Silvertip	Payment of deferred equity consideration	Payment contingent upon commencement of commercial production and cumulative throughput of 400,000 tonnes of ore
Barrick Mining Corporation[3]	Portfolio of royalties	Up to $4 million	Payment contingent upon certain commercial conditions
Orion Minerals Ltd.[4]	Prieska Copper‐Zinc Mine (Gold and Silver Stream)	$80 million	Conditional upon certain conditions
1.	Kemess stream agreement is with AuRico Metals Inc., a subsidiary of Centerra Gold Inc.
2.	Maverix acquired the Silvertip royalty from 0875786 BC. Ltd., a subsidiary of Silvercorp Metals Inc. (“Silvercorp”). The payment of the deferred equity consideration is payable to Silvercorp.
3.	During the three months ended March 31, 2026, Skeena Gold + Silver announced that it had completed the permitting process for its Eskay Creek Gold-Silver Project. Receipt of permits to advance Eskay Creek into commercial production triggered the payment of contingent consideration to Barrick Mining Corporation (“Barrick”) of $6.0 million. Following this payment, the remaining additional contingent consideration payment obligations owed to Barrick of up to $4.0 million will continue to be outstanding.
4.	Upon the condition of obtaining the South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days. Triple Flag has the option to reject the mine plan and supporting documentation, entitling either party to terminate the Stream Agreement.

The commitments noted in the table above are expected to be funded from operating cash flow over the next few years.

Contractual Obligations and Commitments

($ thousands)	Less than 1 year	1–3 years	3–5 years	Total
Credit Facility drawdown	$—	$—	$235,000	$235,000
Northparkes E44 deposit (Gold and Silver stream)[1]	84,300	—	—	84,300
Stand-by fees and interest[2]	11,401	22,807	10,183	44,391
Amounts payable and other liabilities	21,791	—	—	21,791
Undiscounted lease obligation[3]	448	706	171	1,325
	$117,940	$23,513	$245,354	$386,807
1.	Contractual obligation to pay cash for the E44 deposit on December 15, 2026. Refer to the “Key Developments” section above for more details.
2.	Represents the Credit Facility, which matures on May 22, 2030.
3.	We are committed to minimum amounts under long-term lease agreements for office space, which expire in 2029.

Off-Balance Sheet Arrangements or Commitments

We have not entered into any off-balance sheet arrangements or commitments other than as set forth under “Contractual Obligations and Commitments”.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 17 of the Annual Financial Statements for further details on the contingencies.

We are not aware of any known trends, commitments (other than as described above), events or uncertainties that will materially affect the Company.

Risk and Risk Management

We are in the business of rational risk-taking in pursuit of value creation. Effective risk management is core to the attainment of those often-competing priorities. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. For additional information about these risks see the “Risk and Risk Management” section of the Company’s most recent Annual Report and the “Risk Factors” section of the Company’s most recent AIF, both of which are available from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Also see the “Cautionary Statement on Forward-Looking Information” in this MD&A.

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Canadian securities regulatory authorities. Management, under the oversight of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2026. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were effective as of June 30, 2026.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control framework was designed based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission 2013 Framework.

There was no change in the Company’s internal controls over financial reporting that occurred during the three and six months ended June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2026, using the COSO framework. Based on management’s assessment, the Company’s internal control over financial reporting was effective as at June 30, 2026.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee and Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. Our material accounting policies are disclosed in Note 3 to the Annual Financial Statements, including a summary of current and future changes in accounting policies, which are included in Note 5 to the Annual Financial Statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in Note 4 to the Annual Financial Statements.

Non-IFRS Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposal of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments, prepaid gold interests and other;
●	other non-recurring charges; and
●	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended June 30,		Six months ended June 30,
($ thousands, except share and per share information)	2026	2025	2026	2025
Net earnings	$156,300	$55,736	$273,229	$101,257
Impairment reversal	—	(2,500)	—	(2,500)
Gain on disposal of mineral interests	(79,459)	—	(79,459)	—
Foreign currency translation loss (gain)	186	64	296	(25)
Decrease (increase) in fair value of investments, prepaid gold interests and other	6,071	(6,916)	(26,062)	(12,533)
Income tax effect	(2,658)	1,551	5,143	2,413
Adjusted net earnings	$80,440	$47,935	$173,147	$88,612
Weighted average shares outstanding – basic	206,295,928	200,834,984	206,431,373	200,889,595
Weighted average shares outstanding – diluted	206,917,106	201,414,539	207,060,068	201,373,737
Net earnings per share - basic and diluted	$0.76	$0.28	$1.32	$0.50
Adjusted net earnings per share - basic and diluted	0.39	0.24	0.84	0.44

Free Cash Flow

Free cash flow is a non-IFRS measure that deducts acquisition of other assets (excluding acquisition of investments and prepaid gold interests or mineral interests) from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate this measure differently. The following table reconciles free cash flow to operating cash flow, the most directly comparable IFRS Accounting Standards measure:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2026	2025	2026	2025
Operating cash flow	$111,248	$76,114	$224,579	$141,969
Acquisition of other assets	—	—	—	—
Free cash flow	$111,248	$76,114	$224,579	$141,969

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	income tax expense;
●	finance costs, net;
●	depletion and amortization;
●	impairment charges, write-downs, and reversals, including expected credit losses;
●	gain/loss on sale or disposal of assets/mineral interests;
●	foreign currency translation gains/losses;
●	increase/decrease in fair value of investments, prepaid gold interests and other;
●	non-cash cost of sales related to prepaid gold interests and other; and
●	other non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2026	2025	2026	2025
Net earnings	$156,300	$55,736	$273,229	$101,257
Finance costs, net	110	901	218	1,502
Income tax expense	1,090	4,584	14,443	8,585
Depletion and amortization	16,402	20,761	36,610	41,397
Impairment reversal	—	(2,500)	—	(2,500)
Non-cash cost of sales related to prepaid gold interests and other	16,484	3,536	26,479	9,179
Gain on disposal of mineral interests	(79,459)	—	(79,459)	—
Foreign currency translation loss (gain)	186	64	296	(25)
Decrease (increase) in fair value of investments, prepaid gold interests and other	6,071	(6,916)	(26,062)	(12,533)
Adjusted EBITDA	$117,184	$76,166	$245,754	$146,862

Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended June 30,		Six months ended June 30,
($ thousands except Gross profit margin and Asset margin)	2026	2025	2026	2025
Revenue	$129,211	$94,087	$276,204	$176,332
Less: Cost of sales	(40,965)	(31,751)	(82,072)	(64,062)
Gross profit	88,246	62,336	194,132	112,270
Gross profit margin	68%	66%	70%	64%
Gross profit	$88,246	$62,336	$194,132	$112,270
Add: Depletion	16,335	20,677	36,477	41,226
Add: Non-cash cost of sales related to prepaid gold interests and other	16,484	3,536	26,479	9,179
	121,065	86,549	257,088	162,675
Revenue	129,211	94,087	276,204	176,332
Asset margin	94%	92%	93%	92%

Public Securities Filings and Regulatory Announcements

Additional information related to Triple Flag, including the Company’s most recent annual information form, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. These documents contain descriptions of certain of Triple Flag’s stream and royalty and related interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.tripleflagpm.com. The content of any website referred to in this MD&A is not incorporated by reference in, and does not form part of, this MD&A.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the Company’s annual guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests and our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and our other guidance under the heading “2026 Guidance” in this MD&A); and expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests. Our assessments of and expectations for future periods described in this MD&A, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this MD&A is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this MD&A is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this MD&A or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.